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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 10)*

                             Allou Healthcare, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   019782 10 1
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
           -----------------------------------------------------------
             (Date of Event which requires filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Statement is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019782 10 1                 13G/A                Page  2  of  6  Pages
--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON

            Herman Jacobs
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
      NUMBER OF
        SHARES             5      SOLE VOTING POWER
     BENEFICIALLY                 616,535 (representing 2,255,535 votes)
       OWNED BY    -------------------------------------------------------------
         EACH
      REPORTING            6      SHARED VOTING POWER
        PERSON                    0
         WITH      -------------------------------------------------------------
                           7      SOLE DISPOSITIVE POWER

                                  616,535
                   -------------------------------------------------------------
                           8 SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           616,535
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           [ ]
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.6% (representing 16.8% of voting power)

--------------------------------------------------------------------------------

   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 019782 10 1                 13G/A                Page  3  of  6  Pages
--------------------------------------------------------------------------------

ITEM 1.

(a)      Name of Issuer: Allou Healthcare, Inc.

(b)      Address of Issuer's Principal Executive Offices:

         Allou Healthcare, Inc.
         50 Emjay Boulevard
         Brentwood, New York 11717

ITEM 2.

(a)      Name of Person Filing:  Herman Jacobs

(b)      Address of Principal Business Office or, if none, Residence:

         c/o Allou Healthcare, Inc.
         50 Emjay Boulevard
         Brentwood, New York 11717

(c)      Citizenship: United States of America

(d)      Title of Class of Securities: Common Stock, par value $.001 per share

(e)      CUSIP Number:  019782 10 1

CUSIP No. 019782 10 1                 13G/A                Page  4  of  6  Pages
--------------------------------------------------------------------------------

ITEM 3.  IF  THIS   STATEMENT  IS  FILED  PURSUANT  TO   SS.SS.240.13D-1(B)  OR
         240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a) [  ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
          78o).

(b) [  ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [  ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
          78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [  ]  An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance withss.240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance withss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [  ]  Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         AS OF DECEMBER 31, 2002:

(a)      Amount beneficially owned:  616,535 shares


              (i) Includes the following shares of Class A Common Stock, par value $.001 per share (the "Class A Common Stock"), held by Mr. Jacobs:
         130,500 shares of Class A Common Stock and 76,285 shares of Class A Common Stock issuable upon the exercise of stock options that are exerciseable within 60 days.

              (ii) Includes the following shares of Class B Common Stock, par value $.001 per share (the "Class B Common Stock"), held by Mr. Jacobs:
         293,750 shares of Class B Common Stock and 116,000 shares of Class B Common Stock issuable upon the exercise of stock options that are exerciseable within 60 days.

CUSIP No. 019782 10 1                 13G/A                Page  5  of  6  Pages
--------------------------------------------------------------------------------

         Each share of Class B Common Stock has five votes per share; each share of Class A Common Stock has one vote per share.

(b)      Percent of class:  7.6% (representing 16.8% of voting power)

(c)      Number of shares as to which the person has:

         (i) Sole power to vote or to direct the vote: 616,535 (representing 2,255,535 votes)

         (ii)  Shared power to vote or to direct the vote: 0

         (iii) Sole power to dispose or to direct the disposition of: 616,535

         (iv)  Shared power to dispose or to direct the disposition of: 0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box. [ ]

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable.

CUSIP No. 019782 10 1                 13G/A                Page  6  of  6  Pages
--------------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   February 7, 2003
                                   ---------------------------------------------
                                                       Date

                                   /s/ Herman Jacobs
                                   ---------------------------------------------
                                                     Signature

                                   Herman Jacobs
                                   ---------------------------------------------
                                                    Name/Title